

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2026

Hong Guo
Chairman
Hong qi bang bang kai man science & technology development Co., Ltd
3-212 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 30746, Grand Cayman KY1-1203
Cayman Islands

> **Re: Hong qi bang bang kai man science & technology development Co., Ltd**
> **Registration Statement on Form F-1**
> **Filed February 11, 2026**
> **File No. 333-293368**

Dear Hong Guo:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services